UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 (to be consolidated and form a single series with the Bank's U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14 April 2021, the Bank's U.S.$150,000,000 Floating Rate Global Notes due 14 April 2026 issued on 8 July 2021, the Bank's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 19 July 2021, the Bank's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21 July 2021, the Bank's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 11 August 2021 and the Bank's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 20 August 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("**U.S.$**") 100,000,000 Floating Rate Global Notes due 14 April 2026 (to be consolidated and form a single series with the Bank's U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14 April 2021, the Bank's U.S.$150,000,000 Floating Rate Global Notes due 14 April 2026 issued on 8 July 2021, the Bank's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 19 July 2021, the Bank's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21 July 2021, the Bank's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 11 August 2021 and the Bank's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 20 August 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 20 August 2021 (the "**Purchaser's Confirmation**") provided by Nomura International plc ("**Nomura**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Nomura has agreed to purchase the Notes. The obligations of Nomura are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.141%	0.047%	100.094%
Total	U.S.$100,141,000[1]	U.S.$47,000	U.S.$100,94,000[1]

[1] Plus 41 days' accrued interest on the principal amount of the Notes from and including 14 July 2021 to but excluding 24 August 2021 in the amount of U.S.$27,000, such that the aggregate proceeds of the Bank will be U.S.$100,121,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Nomura has agreed to pay the fees and expenses of its own legal advisors; the fees and expenses of Citibank, N.A. as agent and any paying agents; the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing; all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 20 August 2021.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 20 August 2021.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

Nomura International plc

1 Angel Lane, London EC4R 3AB
Tel +44 (0)20 7102 1000   Fax +44 (0)20 7102 9090

20 August 2021

To: European Bank for Reconstruction and Development (the "**Issuer**")

Attention: Giulia Franzutti

European Bank for Reconstruction and Development
U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 (the "Notes")
(to be consolidated and form a single series with the Issuer's
U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14
April 2021, the Issuer's U.S.$150,000,000 Floating Rate Global Notes due 14
April 2026 issued on 8 July 2021, the Issuer's U.S.$50,000,000 Floating Rate
Global Notes due 14 April 2026 issued on 19 July 2021, the Issuer's
U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21
July 2021, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due
14 April 2026 issued on 11 August 2021 and the Issuer's U.S.$100,000,000
Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021)
issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme (the
"Programme") for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)   We agree to pay:

    (a)   the fees and expenses of our legal advisers;

    (b)   the fees and expenses of the Agent and any paying agents;

    (c)   the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

    (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

    (e)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R.§ 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of the Notes.

The selling commission in respect of the Notes will be 0.047 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue.

The net proceeds of the issue are U.S.$100,121,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number 2281.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**EU MiFID Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the EU MiFID Product Governance Rules, we acknowledge that we understand the responsibilities conferred upon us under the EU MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Solely for the purposes of the requirements of Article 9(8) of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **Nomura International plc**



Guy Luscombe
Duly Authorised Signatory

By: ………………………………….
         Authorised signatory

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the "**EUWA**"), and eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**") and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA ("**UK MiFIR**"); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of the above provisions, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II or UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II or UK MiFIR.

PRICING SUPPLEMENT

20 August 2021

European Bank for Reconstruction and Development
U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14 April 2021, the Issuer's U.S.$150,000,000 Floating Rate Global Notes due 14 April 2026 issued on 8 July 2021, the Issuer's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 19 July 2021, the Issuer's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21 July 2021, the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 11 August 2021 and the Issuer's U.S.$100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$100,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	24 August 2021
5	Issue Price:	100.141 per cent. of the Nominal Amount plus 41 days' accrued interest calculated on the Nominal Amount from (and including) 14 July 2021 to but excluding the Issue Date.
6	Maturity Date:	14 April 2026
7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the following on the Issue Date:

    (i)   the Issuer's U.S.$850,000,000 Floating Rate Global Notes due 14 April 2026 issued on 14 April 2021;

    (ii)   the Issuer's U.S.$150,000,000 Floating Rate Global Notes due 14 April 2026 issued on 8 July 2021;

    (iii)   the Issuer's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 19 July 2021;

    (iv)   the Issuer's U.S.$50,000,000 Floating Rate Global Notes due 14 April 2026 issued on 21 July 2021;

    (v)   the Issuer's U.S. $100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 11 August 2021; and

    (vi)   the Issuer's U.S. $100,000,000 Floating Rate Global Notes due 14 April 2026 issued on 20 August 2021.

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No

10	Specified Denomination(s):		U.S.$1,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		14 July 2021
16	Fixed Rate Notes:		Not Applicable
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Applicable
	(a)	Manner in which Rate of Interest is to be determined:	As set out in the Annex
	(b)	Margin(s):	Plus 0.19 per cent. per annum
	(c)	Minimum Rate of Interest (if any):	Zero per cent. per annum
	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction	Actual/360
19	If ISDA Determination:		Not Applicable
20	If Screen Rate Determination:		Applicable, subject as provided in the Annex
	(a)	Reference Rate:	Compounded SOFR – see the Annex
	(b)	Relevant Screen Page:	The website of the Federal Reserve Bank of New York at https://apps.newyorkfed.org/markets/autorates/ sofr-avg-ind or any successor or replacement page on the website of the Federal Reserve Bank of New York or successor administrator

	(c)	Interest Determination Date:	Two U.S. Government Securities Business Days (as defined in the Annex) prior to the end of each Interest Period
21	If Indexed:		Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an Index or Formula:		Not Applicable
23	General Provisions for Floating Rate Notes and Indexed Notes:		
	(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s):	Interest Payment Dates shall be 14 January, 14 April, 14 July and 14 October of each year from and including 14 October 2021 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention.
	(b)	Business Day Convention:	Modified Following Business Day
	(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies and for the avoidance of doubt New York shall be the principal financial centre and London shall be the additional business centre.
	(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
	(e)	Terms relating to calculation of Interest Amount:	Condition 4(b)(v) applies
	(f)	Party responsible for calculation of the Interest Amount:	Citibank, N.A., London Branch (the "**Calculation Agent**")
	(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	The Calculation Agent – see the Annex
	(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and for the avoidance of doubt New York shall be the principal financial centre and London shall be the additional

business centre.

25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
28	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29		Instalment Note:	Not Applicable
30		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31	Method of distribution:	Non-Syndicated
32	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	Nomura International plc 1 Angel Lane London EC4R 3AB United Kingdom
33	Date of Syndication Agreement:	Not Applicable
34	Stabilising Manager:	Not Applicable
35	Additional selling restrictions:	Not Applicable
36	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
37	Intended to be held in a manner which would allow Eurosystem eligibility:	No
38	Common Code:	233172863
	ISIN Code:	US29874QEN07

	CUSIP Number:	29874QEN0
39	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and trading on the Regulated Market of the London Stock Exchange plc
40	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
41	Additional Information:	The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith.
42	Total Commissions:	0.047 per cent. of the Nominal Amount of the Notes.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of the European Bank for Reconstruction and Development as from 24 August 2021, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the headings "MiFID II product governance / Retail investors, professional investors and ECPs target market" and "UK MiFIR product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
....
Authorised signatory

PART B – OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the Regulated Market of the London Stock Exchange plc with effect from 24 August 2021 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	U.S.$100,121,000
(iii)	Estimated total expenses:	U.S.$10,000.00

6 **YIELD**

Indication of yield:	Not Applicable

7 **HISTORIC INTEREST RATES**

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

Annex

The Rate of Interest for each Interest Period will, subject as provided below, be Compounded SOFR plus the Margin.

For any Interest Period, "**Compounded SOFR**" will be calculated by the Calculation Agent on each Interest Determination Date as follows and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, with 0.00005 being rounded upwards:

$$\left(\frac{SOFR\ Index_{End}}{SOFR\ Index_{Start}} - 1\right) \times \left(\frac{360}{d_c}\right)$$

where:

"d_c" means the number of calendar days from (and including) SOFR Index$_{Start}$ to (but excluding) SOFR Index$_{End}$;

"**Interest Period**" means quarterly, from and including the prior Interest Payment Date (or if there is no prior Interest Payment Date, the Interest Commencement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date, or, in the case of the Notes becoming due and payable, the date on which the Notes become due and payable);

the "**SOFR Index**" in relation to any U.S. Government Securities Business Day shall be the value published by the Federal Reserve Bank of New York ("**NY Fed**") as administrator of the SOFR reference rate (or a successor administrator) on the Relevant Screen Page on or about 3:00 p.m. (New York Time) on such U.S. Government Securities Business Day;

"**SOFR Index$_{End}$**" means the SOFR Index value on the day which is two U.S. Government Securities Business Days preceding (i) the Interest Payment Date relating to such Interest Period, or (ii) in the final Interest Period, the Maturity Date, or (iii) if the Notes become due and payable, the date on which the Notes become due and payable (each, an "**Index Determination Date**");

"**SOFR Index$_{Start}$**" means the SOFR Index value on the day which is two U.S. Government Securities Business Days preceding the first date of the relevant Interest Period (an "**Index Determination Date**"); and

"**U.S. Government Securities Business Day**" means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. Government Securities.

If the SOFR Index is unavailable on the Relevant Screen Page on any relevant Index Determination Date, "**Compounded SOFR**" will be calculated by the Calculation Agent on the relevant Interest Determination Date as follows, and the resulting percentage will be rounded, if necessary, to the fourth decimal place of a percentage point, with 0.00005 being rounded upwards:

$$\left[\prod_{i=1}^{d_0}\left(1 + \frac{SOFR_i \times n_i}{360}\right) - 1\right] \times \frac{360}{d}$$

where:

"**d**" means the number of calendar days in the relevant Reference Period.

"**d$_o$**," for any Reference Period, means the number of U.S. Government Securities Business Days in the relevant Reference Period.

"**i**" is a series of whole numbers from one to d_o, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Reference Period.

"**n$_i$**," for any U.S. Government Securities Business Day "i" in the relevant Reference Period, means the number of calendar days from, and including, such U.S. Government Securities Business Day "i" up to, but excluding, the following U.S. Government Securities Business Day.

"**Reference Period**" shall mean, the period from and including the date which is two U.S. Government Securities Business Days preceding the first date of the relevant Interest Period to, but excluding, the date which is two U.S. Government Securities Business Days preceding (i) the Interest Payment Date relating to such Interest Period, or (ii) in the final Interest Period, the Maturity Date, or (iii) if the Notes become due and payable, the date on which the Notes become due and payable.

"**SOFR$_i$**" means the SOFR Reference Rate for the U.S. Government Securities Business Day "i" in the relevant Reference Period (and published on the following US Government Securities Business Day).

"**SOFR Reference Rate**" means, in respect of any U.S. Government Securities Business Day, a reference rate equal to the daily secured overnight financing rate ("**SOFR**") for such U.S. Government Securities Business Day as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate) on the website of the Federal Reserve Bank of New York currently at http://www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York or successor administrator (on or about 3:00 p.m., New York City time, on the U.S. Government Securities Business Day immediately following such U.S. Government Securities Business Day).

If, in respect of any U.S. Government Securities Business Day in the relevant Reference Period, the Calculation Agent determines that the SOFR Reference Rate is not available on the Relevant Screen Page or has not otherwise been published by the relevant authorised distributors, such SOFR Reference Rate shall be:

a)   (i) the daily Overnight Bank Funding Rate (the "**OBFR**") prevailing at close of business on or about 5:00pm (New York City time) on the relevant U.S. Government Securities Business Day; plus (ii) the mean of the spread of the SOFR Reference Rate to the OBFR over the previous five days on which a SOFR Reference Rate has been published, excluding the highest spread (or, if there is more than one highest spread, one only of those highest spreads) and lowest spread (or, if there is more than one lowest spread, one only of those lowest spreads) to the OBFR;

b)   if the OBFR is not published by the Federal Reserve Bank of New York at close of business on the relevant US Government Securities Business Day, such SOFR Reference Rate shall be (i) the Effective Federal Funds Rate (the "**EFFR**") prevailing at close of business on the relevant US Government Securities Business Day; plus (ii) the mean of the spread of the SOFR Reference Rate to the EFFR over the previous five days on which a SOFR Reference Rate has been published, excluding the highest spread (or, if there is more than one highest spread, one only of those highest spreads) and lowest spread (or, if there is more than one lowest spread, one only of those lowest spreads) to the EFFR; or

c)   if neither the OBFR nor the EFFR nor SOFR are published by the Federal Reserve Bank of New York (or successor administrator) at close of business on the relevant US Government Securities Business Day, the SOFR Reference Rate shall be the SOFR Reference Rate published on the Relevant Screen Page (or otherwise published by the relevant authorised distributors) for the first preceding US Government Securities Business Day on which the SOFR Reference Rate was published on the website of the Federal Reserve Bank of New York or the Relevant Screen Page (or otherwise published by the relevant authorised distributors).

Notwithstanding the paragraphs above, if the Federal Reserve Board and/or the Federal Reserve Bank of New York publishes guidance as to (i) how the SOFR Reference Rate is to be determined or (ii) any rate that is to replace the SOFR Reference Rate, the Calculation Agent shall, to the extent that it is reasonably practicable, follow such guidance in order to determine SOFR for the purpose of the Notes for so long as SOFR Reference Rate is not available or has not been published by the authorised distributors.

If the Notes become due and payable in accordance with Condition 9, the final Interest Determination Date shall, notwithstanding any Interest Determination Date specified in the Pricing Supplement, be deemed to be the date which is two U.S. Government Securities Business Days preceding the date on which the Notes became due and payable, and the Rate of Interest on the Notes shall, for so long as the Notes remain outstanding, be that determined on such date.